

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

> **Re: Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 19, 2010**
> **File No. 000-14338**

Dear Mr. Bass:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief